Date March 5, 2013

Mark P. Shuman Securities and Exchange Commission

Re:

Bookedbyus Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed January 10, 2013

File No. 333-176705

In response to your letter dated January 25, 2013, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Bookedbyus Inc. (the “Company”).  Amendment No. 4 to the Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to the Staff’s comments.  For your convenience, we have reproduced below the comments contained in the Staff’s January 25, 2013 letter in italicized text immediately before our response.

General

1.

Please update the financial statements to comply with Rule 8-08 of Regulation S- X. Also update MD&A and other corresponding disclosure.

RESPONSE

We have provided updated financial statements to comply with Rule 8.08 of Regulation S-X. In addition, we have updated the corresponding disclosure.

Prospectus Cover Page

2.

The information required on the outside front cover page should be presented on a single page that precedes the inside front cover page containing the table of contents. See Item 501(b) of Regulation S-K. Please revise.

RESPONSE

We have revised the Prospectus cover page to exclude any information not required by Item 501(b) of Regulation S-K. Information excluded from the Prospectus Cover Page has been moved to the section captioned “Summary of the Offering by the Company”.

Summary Information

Summary Information about Bookedbyus, page 6

3.   We note your response to prior comment 3. As previously requested, please concisely summarize the issues that have prevented you from implementing your business plan.

RESPONSE

We have added the following sentence to the sections captioned “Summary Information about Bookedbyus Inc.” and “Results of Operations”:

“Due to a lack of funding, we have not implemented our Plan of Operations.”

Risk Factors

“Because our auditors have issued an opinion that there is substantial uncertainty…” page 9

4.

You reference an audit report dated January 30, 2012. Please refer to the going concern opinion contained in your current audit report. Similarly revise the reference to the audit report on page 26.

RESPONSE

In accordance with your request we have revised our referral to in the current audit report as follows:

“In their audit report dated November 25, 2012, as discussed in Note 1 to the financial statement, the Company has suffered recurring losses from its operations, which raises substantial doubt about its ability to continue as a going concern. We believe that if we do not raise additional capital within 12 months of the effective date of this registration statement, we may be required to reduce, suspend or cease the implementation of our planned business activities (see Plan of Operations, page 50). Due to the fact that there is no minimum and no refunds on sold shares, you may be investing in a company that will not have the funds necessary to fully develop its business strategies. As such we may have to cease operations and you could lose your entire investment. See “August 31, 2012 and 2011 Financial Statements - Auditors Report.”,

 and we have revised the reference to the audit report on page 26.

Selling Security Holders, page 19

5.

Please disclose the natural persons who have voting and/or dispositive power over the shares beneficially owned by Digital Pilot Inc. See Item 507 of Regulation S-K and for guidance, refer to Questions 140.01 and 140.02 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Regulation S-K.

RESPONSE

We have revised our disclosure regarding the natural persons having voting and dispositive power over the shares beneficially owned by Digital Pilot Inc.

Audit Report of Independent Accountants and Financial Statements

Report of Independent Registered Public Accounting Firm, page 33

6.

We note in the third paragraph of the audit report that your independent registered public accounting firm did not opine on the financial statements for the years ended August 31, 2012 and 2011 which is included in your registration statement. Please revise the audit report to include an opinion on the financial statements for the years ended August 31, 2012 and 2011.

RESPONSE

Our auditors have provided revised audit report for the years ended August 31, 2012 and 2011 which is filed along with amended S-1.

Results of Operations, page 50

7.

Please include a more detailed discussion of the material changes in financial condition during your last two completed fiscal years. For example, discuss the reason for your material increase in revenues and describe the nature of the “consulting project” referenced on page 39. See Item 303(a) of Regulation S-K. In addition, include similar disclosure for the quarter ended November 30, 2012. See Item 303(b) of Regulation S-K.

RESPONSE

In accordance with your request, we have included a more detailed discussion of the material changes in financial condition during your last two completed fiscal years.

Executive Compensation, page 54

8.

Please update this section to include disclosure for the fiscal year ended August 31, 2012. See Items 402(m) through (r) of Regulation S-K.

RESPONSE

We have updated our disclosure for the year ended August 31, 2012.

Exhibit 23.1

9.

Please include a currently dated auditor’s consent which references all of the periods covered in the auditor’s report. In this regard, the consent should either refer to the financial statements as a whole or to the statements of financial position as of August 31, 2012 and 2011, as well as the statements of operations and statements of cash Fred Person Bookedbyus Inc. January 25, 2013 Page 3 flows for the years ended August 31, 2012 and 2011 and the period from the date of inception to August 31, 2012.

RESPONSE

The revised consent letter for the years ended August 31, 2012 and 2011 is included as an exhibit and is filed along with amended S-1.

We trust this meets with your approval.

Sincerely,

//Fred Person

President